SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 23 November 2004

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Third Quarter results released 23 November 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC (Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 November 2004

23 November 2004

InterContinental Hotels Group PLC

Third Quarter and Nine Months Results to 30 September 2004

	Third Quarter				Nine Months
	30 Sept 2004 £m	30 Sept 2003 proforma £m	% change (actual currency)	% change (constant currency)	30 Sept 2004 £m	30 Sept 2003 proforma £m	% change (actual currency)	% change (constant currency)
Hotels
- Turnover	377	387	(2.6)%	3.5%	1,112	1,095	1.6%	6.9%
- EBITDA	113	117	(3.4)%	4.9%	303	269	12.6%	21.3%
- Operating profit	76	76	—	8.2%	189	151	25.2%	35.9%

Soft Drinks
- Turnover	186	182	2.2%	2.2%	552	517	6.8%	6.8%
- EBITDA	39	36	8.3%	8.3%	103	97	6.2%	6.2%
- Operating profit	26	27	(3.7)%	(3.7)%	66	66	—	—

Group
- Turnover	563	569	(1.1)%	3.0%	1,664	1,612	3.2%	6.9%
- EBITDA	152	153	(0.7)%	5.0%	406	366	10.9%	16.9%
- Operating profit	102	103	(1.0)%	4.9%	255	217	17.5%	25.0%
- Profit before tax	97	93	4.3%		240	185	29.7%

Earnings per share (pence)
- Basic	11.0	*	—		48.0	*	—
- Adjusted	10.0	8.1	23.5%		24.0	15.7	52.9%

Note: EBITDA, operating profit, profit before tax and adjusted earnings per share are stated before exceptional items. Britvic is operating a 53 week year in 2004 with the additional week falling in the third quarter. Constant currency stated at 2003 exchange rates

*	Not stated as no direct comparables

Strong EPS growth and solid constant currency trading performance:

•	Adjusted earnings per share grew by 23.5% in the third quarter and by 52.9% year to date.

•	In constant currency terms, Hotels third quarter turnover was up 3.5% and operating profit up 8.2%, but the weak dollar adversely affected profit in sterling terms.

•	As highlighted previously, the results are also affected by bonus costs in the quarter compared to the same quarter last year when bonuses were not accrued, as well as continuing weakness in certain major Continental European locations.

•	October trading was strong and the full year outlook remains positive and in line with company expectations.

Ongoing progress on strategy with hotel sales on track, return of funds on schedule and refinancing of Group debt

•	The company is well advanced in the sale process of the Americas hotels and encouraging progress is also being made on the sale of the other hotels on the market.

•	Special dividend of £500m planned to be paid 17 December 2004.

•	New £1.6bn syndicated committed banking facility announced on 11 November 2004 to provide more flexible and certain financing with reduced costs. Tender offer launched to buy back €600m Eurobond due 2010 and announcement of the redemption of the remaining £18m sterling bonds due 2007.

Commenting on the results, David Webster, Chairman and Interim Chief Executive, InterContinental Hotels Group PLC said:

“Earnings per share were well ahead in the third quarter, but trading was mixed with the Americas and Asia Pacific delivering another solid quarter of growth whilst Continental Europe experienced weak demand in certain markets. Trading in October was strong and the outlook for the full year remains positive and in line with our expectations.

Our asset disposal programme continues to progress well, and we are on track with returning funds to shareholders and improving the capital structure of the group. The search for a new CEO is well underway. We remain committed to executing our strategy and we are delivering on it.”

Trading and Operating Overview: strong EPS growth and profit growth in Americas and Asia Pacific

•	Adjusted earnings per share up by 23.5% for the quarter driven by reduced debt, lower year-on-year tax rate and the ongoing benefit of the share buyback programme.

•	Hotels operating profit in sterling was flat for the quarter, against strong 2003 comparables:

•	Americas operating profit up 12% from $75m to $84m, driven by strong growth in the managed and franchised businesses as a result of strong RevPAR growth across all brands and the Candlewood brand acquisition. Sterling operating profit was down 2% from £47m to £46m in the quarter.

•	EMEA operating profit down 6% from £36m to £34m, with weak market demand impacting large owned and leased properties in certain locations such as Cannes, Frankfurt and Paris. The UK has continued to grow through the third quarter.

•	Asia Pacific operating profit up 80% from $5m to $9m, against a SARS impacted 2003, with InterContinental Hong Kong gaining market share and strong RevPAR growth in China.

•	Regional and central overheads of £25m, versus £24m in 2003. Full year total overhead forecast still flat year on year at constant currency.

•	As highlighted previously, these results have been impacted by the phasing of bonus costs in the quarter which were not charged in 2003, causing a quarter-on-quarter variance of approximately £10m across regional and central costs.

•	Room revenue delivered to IHG’s hotels through IHG’s reservation channels was up 19.8% to $1.09bn in the third quarter 2004:

•	37.3% of total rooms revenue delivered through IHG’s channels in the quarter.

•	Internet channel revenue growth of 36.2% in the quarter and an increase in share of web delivery through IHG’s own sites to 80%; internet revenue represented 12.9% of total system revenue for IHG in the quarter.

•	Revenue to IHG’s hotels from Priority Club Rewards members was up 12.2% to $841m in the third quarter 2004:

•	28.1% of room nights booked by Priority Club Rewards members in the quarter versus 27.6% in the same period in 2003.

•	At a gross level, almost 18,000 rooms (4.5% annualised growth) added to system year-to-date, offset by planned terminations in the US Holiday Inn estate and disposals, to give net growth of 599 rooms.

•	Global pipeline growth of 10.0% from 70,500 rooms at 30 September 2003 to 77,500 at 30 September 2004.

•	Previously announced payment of £51m was made into InterContinental Hotels UK pension fund in October 2004.

•	Improvements in key financial metrics, with annual Return on Capital Employed now up by 1.1% to 5.6% and strong pre-disposal cashflow generation of £146m in the quarter against £123m in same period of 2003.

Strategic overview: hotel sales on track, return of funds on schedule and refinancing of group debt

•	The company is well advanced in the sale process of the Americas hotels and encouraging progress is also being made on the sale of the other hotels on the market.

•	Cost savings on track.

•	£239m of the initial £250m share buyback announced March 2004 is now complete, with 43.9m shares repurchased at an average price per share of £5.44 as of 22 October 2004. Special dividend of £500m planned to be paid 17 December 2004; record date 10 December 2004, as stated in a shareholder circular issued 16 November 2004.

•	New £1.6bn syndicated banking facility announced 11 November 2004, which will provide flexible committed funding for the medium term with reduced financing costs. The facility will be used to fund, inter alia, a repurchase of the €600m Eurobond and the redemption of the outstanding £18m Eurobond due 2007.

Britvic: revenue growth of 2.2% against difficult comparables; continued investment in the business

•	Strong performance in the quarter given the considerably poorer summer weather experienced in 2004 versus last year. As a result of continued investment in the business, operating profit was marginally down, at £26m. During the third quarter, Britvic gained market share.

Current Trading

•	RevPAR growth is still predominantly occupancy-led but with some growth beginning to come from rate as expected at this stage in the recovery. There has been strong growth in individual corporate traveller volumes. October results show strong trading and the full year outlook remains positive and is in line with company expectations.

For further information, please contact:

Investor Relations (Gavin Flynn):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media affairs (Dee Cayhill/Leslie McGibbon):	+44 (0) 1753 410 423
+44 (0) 7808 094 471

Teleconference for Analysts

A teleconference with David Webster (Chairman and Interim Chief Executive) and Richard Solomons (Finance Director) will commence at 9.00 am (London time) on 23 November. There will be an opportunity to ask questions. The conference call will conclude at approximately 9.30 am (London time).

To join us for this conference call please dial the relevant number below by 9.00 am (London time).

International dial-in	Tel: +44 (0)1452 562717
UK dial-in	Tel: 0800 073 8968
US dial-in	Tel: 1866 832 0732

A recording of the conference call will be available for 7 days. To access this please dial the relevant number below and use the access number 2157550#

International dial in	Tel: +44 (0)1452 550000
UK dial in	Tel: 0845 245 5205

Website

The full release and supplementary data will be available on our website from 7.00 am on 23 November. The web address is file:///C:/Documents%20and%20Settings/MorrisM/Local%20Settings/Local%20Settings/Temporary%20Internet%20Files/Content.IE5/1FRF5DSE/www.ihgplc.com/q3

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty program, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

Appendix 1: Selected RevPAR performance (comparable, year on year change)

	July	August	Sept	Quarter 3	Oct	YTD (Jan-Oct)
Americas
IC O&L	11.4%	10.4%	2.9%	7.9%	6.2%	8.9%
CP NA (system)	5.5%	6.6%	8.8%	6.9%	13.1%	7.9%
HI NA (system)	4.7%	0.3%	10.8%	4.9%	6.5%	5.3%
Express NA (system)	5.6%	1.5%	13.6%	6.5%	8.4%	6.9%

EMEA
IC O&L	(7.4)%	(5.0)%	(8.6)%	(7.0)%	2.3%	(0.2)%
HI UK Regions	4.8%	3.0%	3.8%	3.9%	(4.3)%	4.5%
HI UK London	17.5%	11.8%	7.9%	12.3%	8.2%	17.2%

Asia Pacific
IC O&L (v 2003)	53.7%	44.5%	23.0%	37.8%	15.0%	51.8%
IC O&L (v 2002)	25.3%	29.5%	26.9%	27.3%	12.3%	16.3%

Appendix 2: Disposal detail

Total hotels disposed or for sale: 137 hotels, £2.2bn (being net book value plus proceeds on assets sold)

Sold to date: 30 hotels (4,404 rooms), sale proceeds of £337m

Hotel	Rooms
IC MayFair, UK	289
IC Central Park South, USA	208
CP Midland Manchester, UK	303
CP Vanuatu, Vanuatu	140
HI South Bend, USA	229
HI Sheffield West, UK	138
HI Middlesbrough/Teeside, UK	134
HI Gatwick Crawley, UK	217
HI Preston, UK	129
HI Newcastle, Aus	72
HI Adelaide, Aus	193
HI Darwin, Aus	183
Posthouse Epping, UK	79
SBS Houston Galleria, USA	93
SBS San Antonio, USA	118
SBS Myrtle Beach, USA	119
SBS Burlington, USA	141
SBS Columbia, USA	118
SBS Atlanta Perimeter, USA	143
SBS Denver, USA	115
SBS Charlotte, USA	117
SBS Austin, USA	121
SBS Auburn Hills, USA	118
SBS Carmel Mountain, USA	116
SBS Fort Lauderdale, USA	141
SBS Portland, USA	117
SBS Boston, USA	133
SBS Sorrento, USA	131
SBS Alpharetta, USA	118
SBS Eatontown, USA	131

Currently on market: 107 hotels, net book value of £1.9bn; estimated 2004 EBIT of approximately £95m; EBITDA of £164m:

20 hotels in the Americas, net book value £505m; estimated 2004 EBIT of approximately £16m; EBITDA of £41m;

Comprising: CP United Nations, New York; IC Miami; IC Chicago; 17 others

12 hotels in EMEA, net book value £256m; estimated 2004 EBIT of approximately £11m; EBITDA of £17m:

Comprising: IC Paris, IC Edinburgh; 10 others

75 hotels in UK, net book value £1.1bn; estimated 2004 EBIT of approximately £68m; EBITDA of £106m:

Comprising: HI Mayfair; HI Kensington; major part of UK portfolio

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED PROFIT AND LOSS ACCOUNT

For the three and nine months ended 30 September 2004

	3 months ended 30 Sept			9 months ended 30 Sept
	2004	2004	2003*	2004	2004	2003*
	Before exceptional items	Total	Total	Before exceptional items	Total	Total
	£m	£m	£m	£m	£m	£m
Turnover (note 3)	563	563	569	1,664	1,664	1,612

Cost of sales	(411)	(411)	(424)	(1,245)	(1,245)	(1,233)

Gross operating profit	152	152	145	419	419	379

Administrative expenses	(50)	(50)	(42)	(164)	(164)	(162)

Operating profit before exceptional items (note 4)	102	102	103	255	255	217
Operating exceptional item (note 4)	—	(5)	—	—	1	—

Operating profit (note 4)	102	97	103	255	256	217
Profit on disposal of fixed assets	—	—	—	—	18	—

Profit on ordinary activities before interest	102	97	103	255	274	217
Net interest payable & similar charges	(5)	(5)	(10)	(15)	(9)	(32)

Profit on ordinary activities before taxation	97	92	93	240	265	185
Tax on profit on ordinary activities (note 8)	(17)	(5)	(23)	(43)	104	(46)

Profit on ordinary activities after taxation	80	87	70	197	369	139
Minority equity interests	(10)	(10)	(11)	(24)	(24)	(24)

Profit available for shareholders	70	77	59	173	345	115
Dividends on equity shares	1	1	—	(29)	(29)	—

Retained profit for the period	71	78	59	144	316	115

Earnings per ordinary share (note 9):
Pro forma	—	—	8.1p	—	—	15.7p
Basic	—	11.0p	—	—	48.0p	—
Diluted	—	10.8p	—	—	47.5p	—
Adjusted	10.0p	—	—	24.0p	—	—

*	Pro forma information (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED CASH FLOW STATEMENT

For the three and nine months ended 30 September 2004

	2004 3 months ended 30 Sept	2003* 3 months ended 30 Sept £m	2004 9 months ended 30 Sept £m	2003* 9 months ended 30 Sept £m
	£m	£m	£m	£m
Operating profit before exceptional items	102	103	255	217
Depreciation and amortisation	50	50	151	149

Earnings before interest, taxation, depreciation and amortisation and exceptional items	152	153	406	366
Decrease in stocks	3	1	2	2
Decrease/(increase) in debtors	47	2	12	(14)
Increase in creditors	8	45	32	90
Provisions expended and other non-cash items	2	(1)	5	(6)

Operating activities before expenditure relating to exceptional items	212	200	457	438
Cost of fundamental reorganisation	(3)	—	(14)	—

Operating activities	209	200	443	438
Capital expenditure – Hotels	(50)	(61)	(120)	(193)
Disposal proceeds – Hotels	15	232	103	250
Capital expenditure – Soft Drinks	(13)	(16)	(52)	(42)

Operating cash flow (note 10)	161	355	374	453

*	Pro forma information (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC

UNAUDITED RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

For the nine months ended 30 September 2004

2004 9 months ended 30 Sept
£m
Profit available for shareholders	345

Dividends	(29)

316
Exchange movement on foreign currency denominated net assets, borrowings and currency swaps	(55)
Issue of ordinary shares	12
Purchase of own shares	(228)
Movement in shares in ESOP trusts	—
Employee share schemes credit	9
Goodwill – exchange movements	42

Net movement in shareholders’ funds	96

Opening shareholders’ funds	2,554

Closing shareholders’ funds	2,650

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

30 September 2004

	Unaudited 2004 30 Sept	Restated* Unaudited 2003 30 Sept	Audited 2003 31 Dec
	£m	£m	£m
Intangible assets	147	154	158
Tangible assets	3,830	4,029	3,951
Investments	111	234	172

Fixed assets	4,088	4,417	4,281

Stocks	41	40	44
Debtors	478	479	523
Investments	469	108	377
Cash at bank and in hand	41	91	55

Current assets	1,029	718	999

Creditors - amounts falling due within one year:
Overdrafts	(3)	(30)	(5)
Other borrowings	(6)	(3)	(8)
Other creditors	(964)	(1,055)	(1,072)

Net current assets/(liabilities)	56	(370)	(86)

Total assets less current liabilities	4,144	4,047	4,195
Creditors - amounts falling due after one year:
Borrowings	(929)	(698)	(988)
Other creditors	(106)	(112)	(97)
Provisions for liabilities and charges:
Deferred taxation	(231)	(333)	(314)
Other provisions	(63)	(95)	(79)
Minority interests	(165)	(173)	(163)

Net assets (note 12)	2,650	2,636	2,554

Equity shareholders’ funds	2,650	2,636	2,554

*	Restated on the adoption of UITF 38 and the reclassification of pension provisions.

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL STATEMENTS

1.	Basis of preparation of pro forma financial information

Following shareholder and regulatory approval, on 15 April 2003, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses. As a result of the Separation, Six Continents PLC became part of IHG.

The pro forma financial information for the three months and nine months to 30 September 2003 comprises the results of those companies that form IHG following the Separation, as if IHG had been in existence since 1 October 2001. The information is provided as guidance only; it is not audited and, as pro forma information, it does not give a full picture of the financial position of the Group. The key assumptions used in the preparation of the information are as follows:

i.	The pro forma information has been prepared using accounting policies consistent with those used in the historic IHG interim and year end financial statements.

ii.	Pro forma interest has been calculated to reflect the post Separation capital structure of the Group as if it had been in place at 1 October 2001, using interest rate differentials applicable under the post Separation borrowing agreements and excluding facility fee amortisation. Dividend payments have been assumed at the expected ongoing level.

iii.	The pro forma tax charge is based on a rate of tax for IHG of 25% applied to pro forma profit before taxation.

iv.	Adjustments have been made, where appropriate, to exclude any arrangements with the Mitchells & Butlers Group.

v.	Pro forma earnings per share is based on pro forma profit available for shareholders divided by 734m shares, being the issued share capital of IHG on Separation.

vi.	The pro forma Profit and Loss account and Cash Flow statement exclude all exceptional items as being non-recurring.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the 3 months ended 30 September is £1= $1.82 (2003, £1 = $1.62) and for the 9 months ended 30 September is £1=$1.82 (2003, £1 = $1.61).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.80 (2003 30 September, £1 = $1.67; 31 December, £1 = $1.78).

3.	Turnover

	2004 3 months* ended 30 Sept	2003** 3 months* ended 30 Sept	2004 9 months*** ended 30 Sept	2003** 9 months*** ended 30 Sept
	£m	£m	£m	£m
Hotels
Americas (note 5)	125	133	371	399
EMEA (note 6)	212	217	616	590
Asia Pacific (note 7)	31	28	95	76
Central	9	9	30	30

	377	387	1,112	1,095

Soft Drinks	186	182	552	517

	563	569	1,664	1,612

*	Other than for Soft Drinks which reflects the 13 weeks ended 1 October (2003 12 weeks ended 27 September).
**	Pro forma information (see note 1).
***	Other than for Soft Drinks which reflects the 41 weeks ended 1 October (2003 40 weeks ended 27 September).

4.	Operating profit

	2004 3 months* ended 30 Sept	2003** 3 months* ended 30 Sept	2004 9 months*** ended 30 Sept	2003** 9 months*** ended 30 Sept
	£m	£m	£m	£m
Hotels
Americas (note 5)	46	47	126	129
EMEA (note 6)	34	36	84	68
Asia Pacific (note 7)	5	3	14	4
Central	(9)	(10)	(35)	(50)

	76	76	189	151

Soft Drinks	26	27	66	66

Operating profit before exceptional item	102	103	255	217

Operating exceptional item****	(5)	—	1	—

Operating profit	97	103	256	217

*	Other than for Soft Drinks which reflects the 13 weeks ended 1 October (2003 12 weeks ended 27 September).
**	Pro forma information (see note 1).
***	Other than for Soft Drinks which reflects the 41 weeks ended 1 October (2003 40 weeks ended 27 September).
****	Adjustment to market valuation of the Group’s investment in FelCor Lodging Trust Inc.

5.	Americas

	2004 3 months ended 30 Sept	2003* 3 months ended 30 Sept	2004 9 months ended 30 Sept	2003* 9 months ended 30 Sept
	£m	£m	£m	£m
Turnover
Owned & Leased	113	112	361	358
Managed	14	11	41	33
Franchised	99	91	272	253

Total $m	226	214	674	644

Sterling equivalent £m	125	133	371	399

Operating profit
Owned & Leased	6	6	28	23
Managed	7	3	11	8
Franchised	86	81	234	217

	99	90	273	248
Regional overheads	(15)	(15)	(44)	(42)

Total $m	84	75	229	206

Sterling equivalent £m	46	47	126	129

*	Pro forma information (see note 1).

6.	EMEA

	2004 3 months ended 30 Sept	2003* 3 months ended 30 Sept	2004 9 months ended 30 Sept	2003* 9 months ended 30 Sept
	£m	£m	£m	£m
Turnover
Owned & Leased	195	201	562	546
Managed	9	11	33	27
Franchised	8	5	21	17

	212	217	616	590

Operating profit
Owned & Leased	29	31	67	61
Managed	4	4	19	12
Franchised	7	4	16	12

	40	39	102	85
Regional overheads	(6)	(3)	(18)	(17)

	34	36	84	68

*	Pro forma information (see note 1).

7.	Asia Pacific

	2004 3 months ended 30 Sept	2003* 3 months ended 30 Sept	2004 9 months ended 30 Sept	2003* 9 months ended 30 Sept
	£m	£m	£m	£m
Turnover
Owned & Leased	46	37	142	103
Managed	9	7	26	17
Franchised	1	1	4	3

Total $m	56	45	172	123

Sterling equivalent £m	31	28	95	76

Operating profit
Owned & Leased	6	3	19	9
Managed	7	5	19	9
Franchised	1	1	3	3

	14	9	41	21
Regional overheads	(5)	(4)	(15)	(13)

Total $m	9	5	26	8

Sterling equivalent £m	5	3	14	4

*	Pro forma information (see note 1).

8.	Tax

Tax on profit on ordinary activities has been calculated using an estimated effective annual tax rate of 18% for 2004.

The exceptional tax credit for the nine months to 30 September 2004 comprises a charge of £3m (3 months to 30 September 2004, nil) on exceptional items together with a credit of £150m (3 months to 30 September 2004, £12m) which represents the release of prior year tax provisions and the recognition of a deferred tax asset in respect of capital losses.

9.	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit available for shareholders for the three months to 30 September 2004 of £77m (9 months to 30 September 2004, £345m) by 703m (9 months to 30 September 2004, 719m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares for the three months to 30 September 2004 is 712m (9 months to 30 September 2004, 727m).

Adjusted earnings per ordinary share is calculated as follows:

	2004 3 months ended 30 Sept	2004 9 months ended 30 Sept
	pence per ordinary share	pence per ordinary share
Basic earnings	11.0	48.0
Exceptional items, less tax thereon	0.7	(3.1)
Exceptional tax	(1.7)	(20.9)

Adjusted earnings	10.0	24.0

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items.

10.	Operating cash flow

	2004 3 months ended 30 Sept	2003* 3 months ended 30 Sept	2004 9 months ended 30 Sept	2003* 9 months ended 30 Sept
	£m	£m	£m	£m
Hotels	100	305	292	364
Soft Drinks	61	50	82	89

	161	355	374	453

*	Pro forma information (see note 1).

11.	Net debt

	2004 30 Sept	2003 30 Sept	2003 31 Dec
	£m	£m	£m
Cash at bank and in hand	41	91	55
Overdrafts	(3)	(30)	(5)
Current asset investments	406	108	377
Other borrowings:
Due within one year	(6)	(3)	(8)
Due after one year	(929)	(698)	(988)

	(491)	(532)	(569)

12.	Net assets

	2004 30 Sept	2003 30 Sept	2003 31 Dec
	£m	£m	£m
Hotels	3,584	3,897	3,738
Soft Drinks	284	266	300

	3,868	4,163	4,038
Net debt	(491)	(532)	(569)
Other net non-operating liabilities	(727)	(995)	(915)

	2,650	2,636	2,554

*	Restated on the adoption of UITF 38.

END